

May 20, 2015

Valentios Valentis
Chief Executive Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125
Greece

      Re: Pyxis Tankers Inc.
             Registration Statement on Form F-4
             Filed April 23, 2015
             File No. 333-203598

Dear Mr. Valentis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include an organization chart depicting your organizational structure before and after the consummation of the merger to help illustrate the narrative description of the parties and the transactions. This chart should also illustrate the states or countries of incorporation of various legal entities, the vessel subsidiaries, and the manager managing your vessels in such a way that it clarifies the various affiliations that exist.

2. We note that throughout the filing you reference various Annexes, such as Annex A, Annex B, Annex C and Annex D. The filing, however, does not include these Annexes. Please revise accordingly.

3. Please provide us with copies of the "board books" and any other materials prepared by your financial advisor. Such materials should include all presentations made by the financial advisors.

4. Please describe the make whole provision of the merger agreement in greater detail. In this regard, we note the Consideration Value in Section 4.12 of the merger agreement and the "Put" option associated with the make whole provision. Please expand your disclosure regarding these provisions.

5. Please refer to your disclosure on page 94 that Maxim will own shares of Pyxis as a result of the merger transaction. Please tell us the value of the shares that Maxim will own and whether receipt of these shares is contingent on completion of the merger.

6. Please include information required by Item 202 of Regulation S-K. Refer to Item 4 of Form F-4.

Prospectus Cover Page, page 2

7. Please limit the outside cover page to one page. Refer to Item 501 of Regulation S-K.

Questions and Answers About the Proposal, page 9

8. Please add a question and answer that addresses the material negative factors that the boards considered in connection with the merger.

9. Please include a separate question and answer to disclose the business and management of the combined company going forward if the merger proposal is approved. Briefly discuss the financial condition and results of operations of Pyxis, such as the total assets, liabilities and net income as of a recent period.

10. Based on your disclosure on page 162 it appears that the merger proposal is conditioned upon the approval of the spin-off proposal. Please add a separate question and answer to disclose that the proposals are conditioned on one another and provide appropriate disclosure regarding the effect of a negative vote on the related proposals. In addition, revise also the proxy card on page 166 to indicate the merger approval is conditioned upon the approval of the spin-off. Refer to Exchange Act Rule 14a-4.

Why is LookSmart proposing the Reverse Split, the Spin-Off and the Merger, page 10

11. We note you include as a reason for engaging in the merger is for continuing to meet
listing requirements for the Nasdaq Capital Market. Elsewhere, however, you indicate
that LookSmart will cease to be a public company and that Pyxis will make its own
separate application to being a listing company. Given this, please revise to explain why
you continuing to meet listing requirements is a reason for the merger.

12. In this regard, please explain to us the business reasons for the merger, given LookSmart
is spinning off all of its assets and Pyxis has to make its own application to list its shares.
In your response, please tell us if you believe Pyxis is taking over LookSmart's reporting
obligations. Please also provide us why your analysis as to why you believe Pyxis is an
"emerging growth company."

What Consideration will LookSmart stockholders receive, page 10

13. Please expand this section to explain how you determined the exchange ratio. In
addition, we note your discussion of the make whole right and the last risk factor on page
24. To the extent practicable, please discuss how the make whole right may impact the
consideration received.

What is the Make Whole Record Date? page 11

14. Please tell us the section in the merger agreement stating that the Legacy LS Stockholders
have a "24-hour option" to participate in the Future Pyxis Offering. In addition, please
explain to us how shareholders will be notified of this option and how they can exercise
this option within such a short period of time.

How will our directors and executive officers vote, page 13

15. Please disclose here that Michael Onghai is the majority shareholder of LookSmart.
Please also state his current position with LookSmart and whether he will continue in any
position in the merged entity and the percentage of stock he will have in Pyxis.

Forward-Looking Statements, page 16

16. Please remove the reference to "Section 27A of the Securities Act and Section 21E of the
Exchange Act" because the safe harbor provisions do not appear to apply to you or
indicate that these provisions do not pertain to you.

Summary, page 16

17. Please disclose the amount of the termination fees and expenses in the summary section.
In this regard, we note your disclosure on page 92 as to these amounts.

The Make Whole Record Date, page 17

18. Please expand this section significantly to describe the make whole feature of the merger agreement, as well as the Future Pyxis Offering, including applicable material dates and dollar amounts. Make corresponding changes on page 87 in the section entitled Consideration to be Received Pursuant to the Merger. In addition, please provide an example with numeric calculations.

19. Please explain to us how you anticipate the make whole offering will be implemented in the future. Please explain to us if you anticipate it being a registered offering.

The Spin-Off, page 18

20. Please expand this section to disclose when you expect to complete the spin-off and the reasons for transferring all assets and liabilities of LookSmart to Holdco prior to the spin-off.

Merger Consideration, page 18

21. You state that the cash payment received by the company (LookSmart) of $600,000 upon execution of the merger agreement will be used by LookSmart and Holdco for operational purposes. Please disclose how the cash is to be allocated between these two entities.

Material Marshall Islands Tax Consideration, page 20

22. We note the disclosure at the top of page 20 that the discussion here is the opinion of Seward and Kissel. As such, please also file a short-form tax opinion as an exhibit.

23. Please remove the statements here and on page 84 that the tax discussion is a "general discussion" and the reference to it being a summary, on page 20.

Risk Factors

The market for digital advertising is relatively new, page 29

24. Please substantiate your statement that the digital advertising is not yet "widely adopted." In the alternative, please revise.

Solicitation of Proxies, page 74

25. We note your disclosure that proxies may be solicited by telephone, e-mail, facsimile or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

The Merger, page 78

26. Based on your disclosure on page 58 it appears that the terms of the future purchase of Miss Lucy and the Pyxis Loucas vessels are included in the merger agreement. Please discuss in this section in more detail the conditions of the anticipated purchase of the vessels, their financing and consideration, as well as the relationship between the parties of the transaction.

The Merger

Background of the merger, page 79

27. Please briefly explain why LookSmart decided to enter into this type of agreement at this time and disclose other business options that LookSmart considered.

28. Please significantly expand your discussion in this section to disclose the details of the discussions between LookSmart and Pyxis with respect to the material terms of the merger. Provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration. In this regard, for each of the dates listed, please explain who was present for that particular discussion and expand upon what was discussed during that meeting or telephone call.

29. Please disclose which party started the discussion of the merger consideration and disclose any negotiations, such as any back and forth between the parties regarding the consideration.

Opinion of GLC, page 83

30. Please expand this section significantly to discuss how LookSmart's financial advisors determined that the merger consideration is fair from the financial point of view to the LookSmart's shareholders.

31. If applicable, please quantify any fees payable to GLC and its affiliates relating to any material relationship that existed in the last two years between GLC and its affiliates and LookSmart and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. As applicable, please also provide similar disclosures for Maxim with respect to Pyxis.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 95

32. The pro forma information appears to be presenting several transactions – LookSmart spin off, the merger, and delivery of the Epsilon. From information in your filing it

appears the LookSmart spin off will occur before the merger. To provide investors further clarity of your contemplated transactions, please provide separate sections, with respective subtotal columns as appropriate, for each transaction. For example, begin with columns for the balance sheet of LookSmart before the spin off, the adjustments related to the spin off, and a subtotal column representing the after spinoff balance sheet of LookSmart, followed by columns reflecting the effects of the merger and related adjustments, including the pre-merger balance sheet of Pyxis and subtotal column that shows the post-merger balance sheet of Pyxis to that point, followed by the adjustments to reflect the delivery of the Epsilon, concluding with a final pro forma balance sheet column for Pyxis. Follow a similar organization for the pro forma combined statement of income and loss, as appropriate.

33. Revise the periods presented for the latest historical balance sheet date and interim period statement of income and loss included in the filing, as appropriate.

34. You disclose on page 94 that the merger will be accounted for as a "reverse merger." On page 84 you disclose that the merger will be accounted for as a "purchase transaction." Please reconcile these statements. If you conclude that treatment as a reverse merger is appropriate, please further clarify your basis for this conclusion. In this regard, from information in your filing it appears that Pyxis is acquiring LookSmart after the LookSmart spin off is completed. This is based on several things: (i) Pyxis paid LookSmart $600,000 upon signing the merger agreement, (ii) it appears that Pyxis will be issuing more of its shares in exchange for LookSmart shares in the transaction, based on the exchange ratio indicated under "Calculation of Registration Fee" on the face of the form, (iii) the make whole provision to be paid by Pyxis to LookSmart shareholders, and (iv) the common shares of Pyxis will continue to be outstanding and controlling after the transaction. Accordingly, it appears that Pyxis is considered to be both the legal and accounting acquirer.

35. In regard to the make whole provision referred to above, it appears that this represents a contingent purchase price to be paid by Pyxis to LookSmart shareholders in the merger. Please advise, and tell us your consideration of this in determining your accounting treatment of the merger.

Unaudited Pro Forma Condensed Combined Statement of Income and Loss, page 96

36. It appears that an intermediate column is needed to show the historical results and weighted average number of shares of the newly formed entity Pyxis Tankers Inc. Please revise as appropriate.

Note 2 – Other pro forma adjustments, page 97

37. We note that the Head Management Agreement with Maritime commenced on March 23, 2015, pursuant to which Pyxis will pay approximately $1.6 million per year. You further

disclose on page 118 that following the consummation of the merger, Pyxis expects to incur additional general and administrative expenses that appear to be related to this agreement. Accordingly, it appears that an adjustment to the pro forma statement of income and loss to reflect the effect of this agreement may be necessary. Please revise as appropriate.

38. We note that Pyxis intends prior to the consummation of the Merger to increase the loan margin to 1.75% per annum in regard to the noncompliance of the Fourthone loan. It appears that an adjustment to the pro forma statement of income and loss to reflect the effect of this on interest expense may be necessary. Please revise as appropriate.

2 a. Pyxis Epsilon adjustment

39. Please reflect the effect of interest expense in the pro forma statement of income and loss associated with debt used to finance the acquisition and delivery of the Epsilon.

Note 3—Assumptions relating to the Reverse Stock Split and Equity Issuances, page 97

40. You state that LookSmart shares will be converted into one LookSmart share post reverse stock split and there will be 1,000,000 outstanding LookSmart shares prior to the Merger. It appears that based on the exchange ratio indicated under "Calculation of Registration Fee," the Looksmart shares will be exchanged into 1,350,000 common shares of Pyxis. Please advise.

Information with Respect to Pyxis

Overview

Product Tanker Industry & Market Conditions, page 105

41. Please delete the statement that Pyxis management "believe[s] that the information contained herein is reasonable." You are responsible for the accuracy and adequacy of the disclosure in the filing.

42. Please provide a consent for Poten and Partners. Refer to Rule 436 of the Securities Act.

Customers, page 110

43. Because you derived over half of your revenue from five customers and your business appears to depend on them significantly, please disclose the top customers' names. In this regard we note your disclosure on page 141 of your top four customers.

International Maritime Organization, page 111

44. Please update the information in the last paragraph of this section relating to expected effectiveness of the amendments to the PARPOL Annex I Conditional Assessment Scheme, or CAS.

Pyxis Management's Discussion and Analysis of Financial Condition and Results of Operations

Important Financial Terms

Interest Income, page 120

45. You disclose that Pyxis expects to earn interest income from cash generated from its operations. It appears your disclosure should clarify that interest income will be earned on cash generated from operations to the extent that cash is held and invested. Please revise or advise.

Contractual Obligations, page 125

46. Please revise the contractual obligations table to disclose the total contractual obligations at the bottom of the table. Refer to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies

Vessels Impairment, page 125

47. We note your first sentence which states that the carrying values of Pyxis' vessels may not represent the fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of new buildings. In this regard, please expand the disclosure here to state the respective aggregate market and carrying values of your fleet at the latest balance sheet date presented in the filing, and state the number of vessels whose estimated market values are less than their carrying values.

48. Please disclose the estimated daily time charter equivalent rate you use in your vessel impairment evaluation that is based on seven years historical time charter rates average for the unfixed days over the remaining estimated useful life of your vessels, and how this rate compares to recent actual rates experienced. If the estimated rate differs materially from actual recent past and current rates earned and existing future contracted rates, please discuss why you believe the estimated rates to be reasonable under the circumstances.

Certain Tax Consequences, page 127

49. Please revise here and throughout the filing to refer to "federal income tax consequences" or "material federal income tax consequences" as opposed to "certain tax consequences."

Security Ownership of Certain Beneficial Owners and Management, page 134

50. Please provide this as the most recent practical date with the next amendment. Please also show ownership percentages after the transaction is complete.

Index to Financial Statements, page F-1

51. Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

52. Please include audited financial statements of the newly formed entity Pyxis Tankers Inc., the issuer of the common stock to be registered in this filing, in compliance with Rule 8-02 of Regulation S-X.

Pyxis Tankers Inc. Predecessor Index to Financial Statements

Notes to Combined Financial Statements

Note 2. Significant Accounting Policies

(l) Accounting for Special Survey and Dry-docking Costs, page F-33

53. Please state the period of time over which dry-docking costs are amortized.

54. Please disclose whether or not you distinguish any costs incurred during drydockings that are considered to be repair and maintenance and if so, how you identify these costs and your accounting treatment for them.

Note 8. Long-term Debt, page F-39

55. You disclose that Fourthone was not in compliance with its loan covenant at December 31, 2013. Disclosure on page 122 states that Fourthone was not in compliance with its loan covenant at December 31, 2014. Please revise for the correct date as appropriate.

56. You disclose that no waiver has been obtained for the non-compliance of the Fourthone loan. You further disclose that on March 23, 2015, Fourthone obtained a letter from the lending bank in return for certain changes to the loan agreements with the vessel-owning companies identified in your disclosure, and that Fourthone plans to provide, among other things, additional collateral to the bank to satisfy the non-compliance. Please

disclose the present status of the Fourthone loan, the additional collateral, if any, that Fourthone provided to satisfy the non-compliance and the certain changes made to the loans of the identified vessel-owning companies.

Security Ownership of Certain Beneficial Owners and Management, page 152

57. Please provide this as the most recent practical date with the next amendment.

Form of Proxy Card, page 166

58. Please mark the form of proxy card "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

59. It appears from your disclosure that you are contemplating a separate vote to adjourn the meeting to permit solicitation of additional proxies, if necessary. In this regard, the proxy card should include a separate box so that shareholders may decide whether or not to vote in favor of adjournment for solicitation of additional proxies, if this is an action that is being contemplated. Please revise or advise. Please refer to Exchange Act Rule 14a-4.

Item 21. Exhibits and Financial Statement Schedules, page 169

60. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:
   * fairness opinion of LookSmart's financial advisors Gruppo, Levey & Co and Source Capital Group, Inc. on page 19;
   * voting agreement between LookSmart, Pyxis and Michael Onghai on page 19;
   * indemnification agreement between you, Michael Ohghai and each of Holdco and its subsidiaries described on page 91;
   * Head Management Agreement with maritime on page 105;
   * Ship Management Agreement with ITM on page 105;
   * Commercial Ship management Agreements with NST on page 105;
   * Loan agreement for financing the acquisition of Pyxis Epsilon on page F-42; and
   * loan agreements by various Pyxis vessel owning subsidiaries on pages 109 and 122.

Signatures, page 173

61. It appears that Pyxis has more than one director and currently only one director signed the second part of the signature section. Please have the majority of your directors sign the registration statement or advise

Exhibit 5.1

62. Please have counsel remove assumption (ii) in the first paragraph of the second page of the legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.


Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor


cc: Sarah Williams, Esq.
        Ellenoff Grossman & Schole LLP